SQUIRE, SANDERS & DEMPSEY L.L.P.

1300 Huntington Center 41 South High Street Columbus, OH 43215-6197
Office:	+1.614.365.2700
Fax:	+1.614.365.2499

April 23, 2008

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Edward M. Kelly, Senior Counsel
Jennifer R. Hardy, Legal Branch Chief
Division of Corporation Finance

Re:	Dominion Homes, Inc.
Revised Preliminary Proxy Statement on Schedule 14A and
Amendment 1 to Preliminary Transaction Statement on Schedule l3E-3
Filed April 15 and 16, 2008
File Nos. 0-23270 and 5-49605

Dear Mr. Kelly and Ms. Hardy:

On behalf of Dominion Homes, Inc. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 22, 2008 with respect to the above-referenced Schedule 13E-3 and Revised Preliminary Proxy Statement on Schedule 14A. In addition to the Company, this response also is being provided on behalf of the other “filing persons” to the Schedule 13E-3 based upon information provided to us by each of such filing persons or their respective representatives.

In connection with this response the Company is today also filing with the Commission Amendment No. 2 to Schedule 13E-3 (the “Amended 13E-3”) and Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) each of which reflects the responses set forth below. We are sending you via overnight delivery three (3) courtesy copies of the Amended 13E-3 and Amended Proxy Statement, marked to show changes against the filings with the Commission on April 15 and 16, 2008.

To facilitate the staff’s review, this letter includes each of the staff’s comments in italics followed by a response to the questions raised. Please note that, as appropriate, the Company has included changes to the Amended 13E-3 and the Amended Proxy Statement and page references are to the enclosed marked copies. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Proxy Statement.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 23, 2008
Page 2

PRER 14A

Letter to Shareholders; Notice of Special Meeting of Shareholders

1.	Refer to prior comment 5. We assume the statements that the procedures for perfecting appraisal rights are described in Appendix F rather than Appendix G are inadvertent. Please revise.

The Company has complied with the staff’s request by revising the appendix reference from “Appendix F” to “Appendix G” in the Letter to Shareholders and the Notice of Special Meeting of Shareholders of the Amended Proxy Statement.

Borrow Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger, page 30

2.	Refer to prior comments 10 and 14. Messrs. Douglas G. Borror and David S. Borror as filing persons must indicate whether they expressly adopt the reasons and analyses of Dominion Homes under “SPECIAL FACTORS — Background and Reasons — Recommendations of the Special Committee and the Board; Fairness of the Merger.” Please revise.

The Company has complied with the staff’s request by stating that Messrs. Douglas G. Borror and David S. Borror expressly adopted the reasons and analyses of the Company under “SPECIAL FACTORS—Background and Reasons—Recommendations of the Special Committee and the Board; Fairness of the Merger” on page 30 of the Amended Proxy Statement.

Opinion of Houlihan Lokey to the Special Committee, page 30

3.	Refer to prior comment 17. The first full paragraph on page 33 and the opinion of Houlihan Lokey attached as appendix F continue to state that the opinion “was not intended to be used, and may not be used, by other person or for any other purpose, without Houlihan Lokey’s prior written consent.” As requested previously, since this language appears to limit reliance by investors on the opinion, delete the language or disclose the basis for Houlihan Lokey’s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law.

In response to the staff’s comment, the Company notes that the first full paragraph on page 33 was previously revised by deleting, among other things, the phrase “and may not be used, by any other person” and, thus, does not make reference to use “by any other person.” The Company has further complied with the staff’s request by

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 23, 2008
Page 3

deleting the language “and may not be used, by any other person or” on page F-4 of the Amended Proxy Statement to conform the language of the opinion to the disclosure on page 33.

Additional Considerations, page 43

4.	Based on disclosure under (iii) in the fifth paragraph, it appears that Dominion Homes paid Raymond James a fee of $180,000 upon delivery of its opinion. If true, revise the fourth paragraph to include that dollar amount. Please revise the items under (i), (ii), and (iv) in the fifth paragraph to specify the actual dollar amounts that Raymond James will be entitled to receive as transaction fees in the merger.

The Company has complied with the staff’s request by revising the above referenced paragraphs and providing additional disclosure on pages 43 and 44 of the Amended Proxy Statement.

Closing

When responding to our comments, provide a written statement from each filing person in which each filing person acknowledges that:

•	Each filing person is responsible for the adequacy and accuracy of the disclosures in the filings.

•	Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

•	The filing persons may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Each Schedule 13E-3 filing person executed a written statement acknowledging the foregoing in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A and any further amendments thereto and Amendment No. 1 to Schedule 13E-3 and any further amendments thereto with the Commission on April 15, 2008, which was attached as Exhibit A to our response letter dated April 15, 2008.

* * * * *

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 23, 2008
Page 4

We appreciate the efforts of the staff to assist the Company in resolving the above comments as soon as possible. Please contact the undersigned at (614) 365-2743 if you have any questions regarding the responses set forth above.

Very truly yours,

/s/ Fred A. Summer

cc:	William G. Cornely (Dominion Homes, Inc.)
Donald W. Hughes, Esq. (Squire, Sanders & Dempsey L.L.P.)
Randall M. Walters, Esq. (Jones Day)
Marilyn Sobel, Esq. (Paul, Weiss, Rifkind, Wharton & Garrison LLP)
Michael A. Cline, Esq. (Vorys, Sater, Seymour and Pease LLP)